UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                          to

Commission file number 000-24484

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MPS Group, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MPS Group, Inc.

One Independent Drive

Jacksonville, Florida 32202

MPS Group, Inc. Retirement Savings Plan

Index

December 31, 2008 and 2007

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

MPS Group, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MPS Group, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Jacksonville, Florida

June 26, 2009

MPS Group, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$106,533,593	$150,205,900

Total investments	106,533,593	150,205,900

Receivables
Participants’ contributions	523,334	343,127
Employer contributions	2,072,317	3,875,069

Total receivables	2,595,651	4,218,196

Liabilities
Excess contributions payable	665,767	983,584

Net assets available for benefits at fair value	108,463,477	153,440,512
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,755,224	143,297

Net assets available for benefits at contract value	$111,218,701	$153,583,809

The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to
Investment income
Interest and dividends	$2,731,909
Net depreciation in fair value of investments	(47,824,165)

Total investment income (loss)	(45,092,256)

Other income, net	16,870

Contributions
Participants	18,445,174
Employer	2,087,264

Total contributions	20,532,438

(24,542,948)

Deductions from net assets attributed to
Benefits paid to participants	17,822,160

Total deductions	17,822,160

Net decrease	(42,365,108)
Net assets available for benefits
Beginning of year	153,583,809

End of year	$111,218,701

The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the MPS Group, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering professional employees of MPS Group, Inc. (the “Company”) who have completed at least 375 hours of service in any three consecutive month period or at least 1,000 hours in one year. To continue to vest in company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each participant may elect to defer all or a portion of their compensation which would have been received in the Plan year. For any given pay period (in accordance with the employer’s payroll practices), the deferral shall not exceed a participant’s total compensation earned during such plan year and on or after the pay period for which such deferral is made. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common/collective trusts, twelve mutual funds, and the Company stock as investment options for participants. The Company, at its discretion, contributes a uniform percentage of the amount of salary elected to be deferred. Contributions are subject to certain limitations. The statement of changes in net assets available for benefits includes a reduction for a corrective distribution of excess contributions and related earnings of approximately $666,000 which were refunded to participants during 2009 in order to meet the necessary compliance requirements of non-discrimination rules under ERISA and IRS rules.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution is based on years of continuous service at 25% per year of service. A participant is 100% vested after four years of credited service.

In the event of death or total and permanent disability while under the Company’s employment, all amounts credited to the participant’s account as of the subsequent plan anniversary date are considered fully vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 5.00% to 10.50%, which were commensurate with local prevailing rates at the time of issuance as determined quarterly by the Plan administrator.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Payment of Benefits

On termination of service or retirement, a participant or participant’s beneficiary will receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeiture Allocation

Forfeited nonvested accounts totaled approximately $423,000 and $271,000 at December 31, 2008 and 2007, respectively. These accounts are used to reduce future employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in common stock are stated at fair value based upon quoted market prices. Shares in mutual funds are stated at the net asset value of shares held by the Plan at year end. Units in common/collective trusts are stated at net asset value of units held by the Plan at year end.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of its investments which consists of realized and unrealized gains and losses on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan (the FSP), fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Merrill Lynch Retirement Preservation Trust, a collective trust fund. As required by the FSP, investments in the accompanying statements of net assets available for benefits present the fair value of the Merrill Lynch Retirement Preservation Trust as well as the adjustment of the portion of the Merrill Lynch Retirement Preservation Trust related to fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Risks and Uncertainties

The Plan provides for various investment options in any combination of common stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2008	2007
Common/Collective Trusts
Merrill Lynch Retirement Preservation Trust (at contract value)	$19,821,766	$15,921,932
Merrill Lynch Equity Index Trust	7,596,350	12,600,601

Mutual Funds
Alliance Bernstein Int Val	8,008,798	14,999,007
Federated Kaufman FD CL	11,674,042	21,714,741
Blackrock MDCP Val OPP I	10,218,906	17,065,616
J Hancock US Glbl Ldr	9,841,395	15,850,257
Calvert Income Fund CL	11,879,473	14,517,376
Van Kampen Growth & Income I	10,068,917	14,580,112

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $47,824,165 as follows:

Mutual funds	$42,519,015
Common/collective trusts	4,576,837
MPS stock	728,313

$47,824,165

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.	Fair Value Measurements

On January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements, as required, which establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FASB Statement No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, FASB Statement No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets;

•	Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Fair Value	Level 1	Level 2	Level 3

Common stocks	$1,656,978	$1,656,978	$—	$—
Mutual funds	78,551,960	78,551,960	—	—
Guaranteed investment contract	24,662,892	—	24,662,892	—
Participant loans	1,661,763	—	—	1,661,763

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans

Balance at beginning of year	$1,369,316
Purchases, sales, issuances and settlements, net	292,447

Balance at end of year	$1,661,763

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in all amounts credited to their account.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 30, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.	Financial Instruments

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of pooled accounts with a mutual fund company.

The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.

8.	Related Party Transactions

Certain plan investments are shares of mutual funds, the MPS Stock Pool Fund, and common/collective trusts managed by Merrill Lynch Retirement Services. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses paid by the Plan to Merrill Lynch totaled approximately $28,000 and $25,000 in 2008 and 2007, respectively.

Employees can elect to allocate their contributions to the purchase of MPS stock.

9.	Reconciliations to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$111,218,701	$153,583,809
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(2,755,224)	(143,297)

Net assets available for benefits per Form 5500	$108,463,477	$153,440,512

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of investment income per the financial statements at December 31, 2008 and 2007 to Form 5500:

2008
Total investment income per the financial statements	$(45,092,256)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,611,927)

Total investment income per Form 5500	$(47,704,183)

MPS Group, Inc. Retirement Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	**Cost	Current Value
	Cash	Cash		$127,738

*	MPS Group Inc Fla Com	Common Stock		1,656,978

*	ML Ret Preservation Trust	Common/Collective Trusts		17,066,542
*	ML Equity Index Trust 12	Common/Collective Trusts		7,596,350

	Federated Kaufman Fd Cl	Mutual Fund		11,674,042
*	Blackrock Mdcp Val Opp I	Mutual Fund		10,218,906
	J Hancock US Glbl Ldr	Mutual Fund		9,841,395
	Alliance Bern Intl Val	Mutual Fund		8,008,798
	Van Kampen Growth & Income I	Mutual Fund		10,068,917
	Calvert Income Fund CL	Mutual Fund		11,879,473
	Davis NY Venture Cl Y	Mutual Fund		3,007,781
*	Blackrock Value Opps I	Mutual Fund		2,084,270
	The Oakmark Equity & Income FD	Mutual Fund		3,904,594
*	Blackrock Government	Mutual Fund		3,443,676
	Seligman Comm & Info I	Mutual Fund		2,070,147
	Pioneer Oak Ridge Sm Cap Grw A	Mutual Fund		2,222,223

*	Participant Loans	Loans with rates from 5.0% to 10.5% and maturity dates from 1/5/09 to 10/15/21		1,661,763

				$106,533,593

*	Party-in-interest as defined by ERISA
**	Not required for participant directed investments

Exhibits

Exhibit No.	Description
23	Consent of Independent Registered Certified Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPS GROUP, INC. As Plan Administrator of the MPS Group, Inc. Retirement Savings Plan

/s/ Robert P. Crouch
Robert P. Crouch Senior Vice President, Chief Financial Officer, Treasurer & Chief Accounting Officer June 26, 2009